767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

May 16, 2016

VIA EDGAR TRANSMISSION

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Cotiviti Holdings, Inc.

Supplemental Response to Registration Statement on Form S-1
Submitted May 11, 2016
File No. 333-211022

Dear Ms. Ransom:

On behalf of our client, Cotiviti Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated May 13, 2016.  In connection with such responses, we will be filing, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-211022) (the “Registration Statement”).  We will send to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Special Cash Dividend, page 8

1.              We note that you intend to lower the exercise price of the outstanding stock options to preserve their intrinsic value. Please disclose the newly adjusted exercise price of the options once it has been determined.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages

8, 11, 96, 123 and 125 in response to the Staff’s comment.

Footnote (1), page 15

2.              Please disclose the decrease in interest expense as a result of the application of the net proceeds to be received in the offering for the three months ended March 31, 2016 and 2015.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 15 in response to the Staff’s comment.

If you purchase shares of common stock sold in this offering…page 49

3.              The amount of immediate and substantial dilution per share of common stock disclosed in the last sentence differs from the amount disclosed in “Dilution” on page 58. Please revise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 in response to the Staff’s comment.

Capitalization, page 57

4.              Please tell us how you arrived at pro forma cash and cash equivalents. In addition, please tell us your consideration of disclosing the pro forma adjustments in a footnote to the table.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it arrived at pro forma cash and cash equivalents by adjusting the Company’s actual cash and cash equivalent balance as of March 31, 2016 to give pro forma effect to the reduction in cash resulting from the payment of the Special Cash Dividend of $150.0 million and the increase in cash of $5.8 million from the allocation of a portion of the net proceeds of the offering for working capital.  The Company has reflected this calculation in a footnote on pages 15 and 59.

5.              We are reissuing comment 1 from our May 11, 2016 letter. Total actual debt presented in the table should be consistent with the amount of long-term, including the current portion, reported in the consolidated balance sheets. Please revise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 in response to the Staff’s comment.

Dilution, page 58

6.              Please tell us how you calculated pro forma net tangible book value as of March 31, 2016 and pro forma as adjusted net tangible book value after the offering.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that pro forma net tangible book value (A) represents the amount of the Company’s total assets of $2,142.8 million less (i) total liabilities of $1,346.5 million, (ii) goodwill of $1,197.0 million and (iii) intangible assets, net of $579.2 million and (B) gives pro forma effect to the payment of the Special Cash Dividend of $150.0 million. The Company has reflected this calculation in a footnote on page 60.

7.              Please tell us how you computed total consideration paid by existing stockholders.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that total consideration of $649.6 million was computed as follows:

•                 $364.2 million was recognized at the Advent Acquisition, of which $295.0 million was received in cash and $69.2 million in equity was issued to former owners of Connolly.

•                 $435.1 million was recognized at the Connolly iHealth Merger of which $365.2 million was received in cash and $69.9 million in equity was issued to former owners of iHealth Technologies.

•                 $0.3 million was recognized from the exercise of stock options.

•                 The Special Cash Dividend of $150.0 million that we intend to declare and pay prior to the consummation of this offering was deducted from the total consideration paid by existing stockholders.

Consolidated Balance Sheets, page F-2

8.              We note you intend to declare and pay a special cash dividend of $150 million prior to the consummation of the offering. Please revise to include a pro forma balance sheet alongside your latest historical balance sheet reflecting the distribution accrual but not giving effect to the offering proceeds. Additionally, please include pro forma earnings per share for the latest year and interim period within your historical financial statements to the extent that the distribution exceeds the current year’s earnings. Please refer to ASC 855-10-S99-1, SAB Topic 1.B.3.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-2, F-18, F-23 and F-53 in response to the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:                                J. Douglas Williams

                                                Chief Executive Officer

                                                Cotiviti Holdings, Inc.